Exhibit (a)(1)(F)

[Cryoport Letterhead]

January 22, 2018

To the Holders of Original Warrants:

This letter is being distributed by Cryoport, Inc., a Nevada corporation (the “Company”), to holders of the Company’s outstanding warrants to purchase shares of common stock at an exercise price of $3.57 per share (the “Original Warrants”) in connection with the Company’s offer (the “Offer”) to such holders to exchange up to 2,000,000 of such Original Warrants for (1) an equal number of warrants to purchase one share of common stock at an exercise price of $3.00 per share (the “New Warrants”), conditioned upon the immediate exercise of such New Warrants.

This letter serves as a reminder that the Offer expires at 5:00 p.m., Eastern Time on February 2, 2018, unless extended by the Company in its sole discretion (the “Expiration Date”) and notice that the Company amended and restated the offer letter/prospectus relating to the Offer (as it may be amended and/or supplemented from time to time, the “Offer Letter/Prospectus”) in the Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on January 22, 2018. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer Letter/Prospectus.

The Offer Letter/Prospectus includes revised terms and conditions and information that were not previously included in the offer letter/prospectus, dated January 2, 2018, which was previously distributed by the Company to you. Such changes include, without limitation, a condition to the Offer that the Company shall have concluded that consummation of the Offer will not constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act. The Offer would constitute a Rule 13e-3 transaction if the Offer was reasonably likely to result in the Public Original Warrants being delisted from the NASDAQ Capital Market or deregistered under the Securities Exchange Act of 1934, as amended. You should carefully read the Offer Letter/Prospectus, together with any related documents the Company provides to you, before making a decision to participate in the Offer.

If you elect to tender Original Warrants in response to the Offer, please follow the instructions in the Offer Letter/Prospectus and the related documents, including the Letter of Transmittal previously distributed by the Company. The Letter of Transmittal, certificate(s) representing the Original Warrants, and payment of the exercise price of the New Warrants must be delivered to Continental Stock Transfer & Trust Company, the depositary for the Offer, on or before the Expiration Date.

If you have already tendered Original Warrants and now do not desire to participate in the offer, you may withdraw your tender by following the instructions in the Offer Letter/Prospectus before the Expiration Date.

Please direct questions or requests for assistance regarding the Offer and the Offering Materials to the Company at:

Cryoport, Inc.
17305 Daimler Street,
Irvine, CA 92614
Attn: Robert Stefanovich, Chief Financial Officer, Telephone: (949) 681-2727
or

Thomas J. Heinzen, VP, Corporate Development and Investor Relations, Telephone: (949) 681-2723

(email: ir@cryoport.com)

Very truly yours,

Cryoport, Inc